PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

October 1, 2024

The Board of Directors

The Prudential Investment Portfolios, Inc.

655Broad Street—6th Floor Newark, New Jersey 07102

Re: PGIM Jennison Focused Value Fund

To the Board of Directors:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed, through January 31, 2026, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.75% of average daily net assets for Class Z shares and 0.75% of average daily net assets for Class R6 shares. Separately, PGIM Investments has contractually agreed, through January 31, 2026, to limit transfer agency, shareholder servicing, sub-transfer agency, and blue sky fees, as applicable, to the extent that such fees cause the Total Annual Fund Operating Expenses to exceed 1.53% of average daily net assets for Class R shares. The contractual waiver and expense limitation exclude interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver/reimbursement and/or recoupment for that fiscal year, as applicable. The waiver and expense limitation may not be terminated prior to January 31, 2026, without the prior approval of the Fund's Board of Directors.

Very truly yours,

PGIM INVESTMENTS LLC

By:	/s/Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President